UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of   March, 2004

Commission File No.: 000-25289

TITAN TRADING ANALYTICS INC.
(Translation of the registrant’s name into English)

675 West Hastings Street, Suite 200, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

Date:	March 11, 2004	/s/ L. James Porter
L. James Porter, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 21, 2002
99.2	Press Release dated December 23, 2003
99.3	Press Release dated January 21, 2003
99.4	Press Release dated April 1, 2003
99.5	Press Release dated April 30, 2003
99.6	Press Release dated August 6, 2003
99.7	Press Release dated September 10, 2003
99.8	Press Release dated December 22, 2003
99.9	Press Release dated December 24, 2003
99.10	Press Release dated February 27, 2004
99.11	BC Form 51-901F for the quarter ended October 31, 2002
99.12	BC Form 51-901F for the quarter ended January 31, 2003
99.13	BC Form 51-901F for the quarter ended April 30, 2003
99.14	BC Form 51-901F for the quarter ended July 31, 2003
99.15	Annual Information Form dated March 25, 2003